September 6, 2024

Larry J. Helling
Chief Executive Officer and Director
QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265

        Re: QCR Holdings, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 8, 2024
            File No. 000-22208
Dear Larry J. Helling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program